
The Legend Continues...
FULL SIBLING TO TWO TRIPLE CROWN RACE CHAMPIONS

$98 INVEST
Offering Memorandum
OFFERED BY DALMORE

"A SON OF GOOD MAGIC AND PUCA DOESN'T JUST HAVE WINNING CLASSIC RACES IN HIS BLOOD...

**IT'S HIS BIRTHRIGHT!**"

- BRIAN DIDONATO
**RACING OPERATIONS MANAGER**


MAGE
2023 KENTUCKY DERBY WINNER
MEET THE LATEST HEIR TO THE GOOD MAGIC/PUCA EMPIRE
DORNOCH
2024 BELMONT STAKES WINNER


Colt
FOALED 04/04/2024


Trainer
CHAD BROWN


New York/Florida
RACING CIRCUIT

MyRacehorse is excited to partner with John Stewart's Resolute Racing to present what is undoubtedly the best-bred individual ever made available via a fractional ownership offering, the full brother to Kentucky Derby winner, Mage, and Belmont Stakes winner, Dornoch.

READ FULL OVERVIEW HERE

Meet Puca '24, the full-brother to 2023 G1 Kentucky Derby winner Mage and 2024 G1 Belmont S. and G1 Travers S. hero Dornoch, as well as the half-brother to Baeza (McKinzie), a $1.2-million yearling and narrow second to Journalism in the 2025 G1 Santa Anita Derby.

Resolute purchased dam Puca–herself a stakes winner and Grade 2-placed runner who also received prestigious **'TDN Rising Star'** honors–for a sale-topping $2.9 million at the 2023 Keeneland November sale while she was carrying this Good Magic colt. The daughter of dual Classic winner Big Brown was already a Derby winner-producing mare at that point, but she'd earn a second jewel towards her own Triple Crown the following June when Dornoch dug in gamely to defeat a strong field in the "Test of the Champion." She was a shoe-in for that year's KTOB Broodmare of the Year award, and that was after just her first three foals–her first foal, the filly Gunning (Gun Runner), was also multiple stakes-placed.

Puca is half to Finnegans Wake, who scored his own Derby Day glory when taking the 2015 G1 Woodford Reserve Turf Classic.

Last April, meanwhile, Puca foaled her latest potential star in this strapping now yearling colt. He has continued to blossom in the past year or so, and is certainly one of the most promising and well-credentialed Thoroughbred yearlings on the planet. A beautiful chestnut with exceptional balance and proportion, he possesses a powerful forearm and hip and an athletic, free-moving walk.

He will go into pre-training later this year, with the plan to eventually turn him over to five-time Eclipse Award-winning conditioner and future Hall of Famer Chad Brown. The trainer of last year's champion 3-year-old male, G1 Breeders' Cup Classic winner and near Kentucky Derby-misser Sierra Leone also guided Puca '24's standout sire Good Magic.

A seven-figure son of Curlin, Good Magic was a champion juvenile himself and Derby runner-up, and he has emerged as one of the most successful sires–particularly of two-turn dirt horses–in America. In addition to the two superstar colts mentioned above, Good Magic has sired three other Grade 1-winning males routing on the dirt: last year's G1 Pacific Classic hero and recent G1 Dubai World Cup runner-up Mixto; sale-topping G1 American Pharoah and G1 Arkansas Derby scorer Muth; and the Chad Brown-trained Blazing Sevens, winner of the prestigious G1 Champagne S. in 2022.

With four of those five currently standing at stud in Kentucky, there are not many–if any–sire lines that figure to have a more significant impact on the breed in the coming years.

Opportunities to get involved in a horse of this caliber do not come around every day.




GOOD MAGIC
CURLIN
GLINDA THE GOOD
PUCA
BIG BROWN
BOAT'S GHOST

SEE FULL PEDIGREE HERE

## MEDIA



## FINANCIALS

| SHARE PRICE | TOTAL OFFERING | MRH OWNERSHIP | EQUITY PER SHARE |
|---|---|---|---|
| $98 | $980,000 | 51% | 0.00125% |


$14.68
$7.35
$14.70
$2.21
$59.06

ASSET COST –

**Includes the initial purchase price of the horse and the associated bloodstock fee applicable only to the Class A shares. Series MRH LLC Puca '24 owns 51% of the underlying asset, acquired for $2,295,000. MRH CF LLC Series Puca 24 is offering 10,000 Class A shares, representing a 12.5% equity interest in the underlying asset.**

BROKERAGE FEE +

MANAGEMENT AND DUE DILIGENCE FEE +

ORGANIZATIONAL AND EXPERIENTIAL FEE +

OPERATING EXPENSE RESERVE +

The target raise for this offering is $490,000 and the maximum raise is $980,000. The share price breakdown shown above will remain the same regardless of the total amount of funds raised, as any unsold shares when the series closes will be purchased by our managing partner, Experiential Squared.

Funding Progress

$0 / $0
Funds Raised

$98 INVEST
Offering Memorandum
OFFERED BY DALMORE

## FREQUENTLY ASKED QUESTIONS

How is Reg CF different from other MyRacehorse offerings?

Historically, MyRacehorse.com Offerings have utilized Regulation A Tier II, and 506(c) for accredited investors. Through Dalmore, our registered broker-dealer, MyRacehorse is now able to utilize Regulation CF, which gives us the opportunity to bring our horses to market faster.

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